

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
INVESTMENT MANAGEMENT**

October 22, 2008

Roger P. Joseph
Bingham McCutchen LLP
150 Federal Street
Boston, MA 02110-1726

Re: Legg Mason Partners Institutional Trust— Western Asset Institutional Money Market
        Fund (File No. 811-06740)

Dear Mr. Joseph:

Your letter of September 29, 2008 requests our assurance that we would not recommend
that the Commission take any enforcement action under Sections 17(a)[1], 17(d)[2] and 12(d)(3)[3] of
the Investment Company Act of 1940 (the "Act"), and the rules thereunder, if Western Asset
Institutional Money Market Fund (the "Fund"), a separate series of the Legg Mason Partners
Institutional Trust (the "Trust"), and Legg Mason, Inc. enter into the arrangement summarized
below and more fully described in the letter. The Fund's investment adviser and subadviser are
affiliated persons of Legg Mason, Inc., as defined in Section 2(a)(3) of the Act.

The Trust is an open-end management investment company that is registered with the
Commission under the Act. The Fund is a money market fund that seeks to maintain a stable net

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[1]   Section 17(a)(1) generally makes it unlawful for any affiliated person of a registered investment
        company, or an affiliated person of such person, acting as principal, to knowingly sell any
        security or other property to the registered investment company.

[2]   Section 17(d) generally makes it unlawful for any affiliated person of a registered investment
        company, or any affiliated person of such a person, acting as principal, to effect any transaction
        in which the registered investment company is a joint or joint and several participant with such
        person in contravention of rules and regulations adopted by the Commission.

[3]   Section 12(d)(3) generally makes it unlawful for any registered investment company to acquire
        any security issued by, or any interest in the business of, any broker-dealer, any person engaged
        in the business of underwriting, or an investment adviser of an investment company, or an
        investment adviser registered under the Investment Advisers Act of 1940.



asset value per share of $1.00 and uses the amortized cost method of valuation in valuing its portfolio securities as permitted by rule 2a-7 under the Act.

You state that as of September 26, 2008, approximately 20.8 percent of the Fund's total assets, or $452 million, consisted of notes (the "Notes") listed in an attachment to the Agreement. You state further that current market conditions could result or have resulted in some or all of the Notes, despite remaining Eligible Securities, as defined in rule 2a-7, being valued at an amount that is under their amortized cost. You state further that the Fund's subadviser believes that the Notes continue to present minimal credit risk and that it would not be in the best interests of the Fund and its shareholders to dispose of the Notes at this time.

Money market funds are required by rule 2a-7 to calculate, at such intervals as the board of directors determines appropriate and reasonable in light of current market conditions, the extent of any deviation between a fund's current market-based net asset value per share from a fund's amortized cost price per share. This process is referred to in the rule as "shadow pricing." You state that in order to prevent any losses realized upon the ultimate disposition of the Notes from adversely affecting the Fund's market-based net asset value, the Fund, Legg Mason, Inc. and a subsidiary of Legg Mason, Inc. (a "Subsidiary," and together with Legg Mason, Inc., "Legg Mason") would enter into a capital support agreement (an "Agreement"), a form of which was provided to the staff.

You state that the Fund would have a right to receive a cash contribution from Legg Mason under the Agreement in any of the following circumstances (each, a "Contribution Event"): (i) any sale of Notes by the Fund for cash in an amount, after deducting any commissions or similar transaction costs, less than the amortized cost value of the Notes; (ii) receipt of a final payment on any Notes in an amount less than their amortized cost value; (iii) issuance of an order by a court having jurisdiction over the matter discharging an issuer from liability for the Notes and providing for payments in an amount less than the amortized cost value of the Notes; or (iv) receipt of new securities that are Eligible Securities in exchange for or in replacement of any Notes if the amortized cost value of the new securities is less than the amortized cost value of the Notes exchanged or replaced.

You represent with respect to the Agreement that:

(i)   The Agreement would obligate Legg Mason upon the occurrence of a Contribution Event to make a cash contribution to the Fund (up to the maximum amount specified in the Agreement) in an amount equal to the lowest of: (a) the difference between the amortized cost value of the Notes and any amount received by the Fund in connection with the Contribution Event, or (b) the amount necessary to increase the aggregate net asset value of the Fund to $0.9975 per share;

(ii)   The Agreement would be entered into at no cost to the Fund, and Legg Mason would not obtain any shares or other contribution from the Fund in exchange for its contribution;

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(iii)   The Fund's subadviser has determined pursuant to rule 2a-7(a)(10)(ii) that if the Agreement is deemed to be a security within the meaning of section 2(a)(36) of the Act, it would be an Eligible Security because it is of comparable quality to a security that is an Eligible Security as described in rule 2a-7(a)(10)(i);

(iv)   The Fund's subadviser has determined that the Agreement presents minimal credit risks with respect to the Fund;

(v)   The Fund will sell all the Notes it holds promptly on the business day immediately prior to the expiration date specified in the Agreement, provided that the Fund will not be required to sell the Notes if the sale would not result in the payment of a capital contribution;

(vi)   The obligations of Legg Mason, Inc. and the Subsidiary under the Agreement would be joint and several; and

(vii)   The Trust's Board of Trustees (the "Board") has reviewed and approved the Agreement and believes that it is in the best interests of the Fund and its shareholders for Legg Mason to provide the Agreement.

You state that the Legg Mason obligations under the Agreement would be supported by a segregated account established by the Subsidiary. The segregated account would be established for the benefit of the Fund and consist of cash or cash equivalent securities equal to the maximum contribution amount under the Agreement. You represent with respect to the segregated account that:

(i)   The bank at which the segregated account would be maintained would be a qualified custodian under Section 17 of the Act;

(i)   The segregated account would consist of cash or cash equivalents equal to the maximum contribution amount under the Agreement and may be reduced only by the amount of any capital contribution made by Legg Mason to the Fund;

(ii)   The assets of the segregated account would be available to the Fund by means of a transfer initiated by the Fund without the requirement of further action or consent by the Subsidiary; and

(iii)   The Fund will withdraw funds from the segregated account if Legg Mason fails to make a capital contribution when due under the Agreement.

On the basis of the facts and representations in your letter, we will not recommend enforcement action under Sections 17(a), 17(d) and 12(d)(3) of the Act if the Fund and Legg

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Mason enter into the arrangement summarized above and more fully described in your letter.[4] You should note that any different facts or representations might require a different conclusion. Moreover, this response expresses the Division's position on enforcement action only and does not express any legal conclusions on the issues presented.[5]

Very truly yours,

Dalia Osman Blass
Senior Counsel

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[4] This letter confirms oral no-action relief provided by the undersigned to Roger P. Joseph on September 29, 2008.

[5] The Division of Investment Management generally permits third parties to rely on no-action or interpretive letters to the extent that the third party's facts and circumstances are substantially similar to those described in the underlying request for a no-action or interpretive letter. Investment Company Act Release No. 22587 (Mar. 27, 1997) n. 20. In light of the very fact-specific nature of the Fund's request, however, the position expressed in this letter applies only to the entities seeking relief, and no other entity may rely on this position. Other funds facing similar legal issues should contact the staff of the Division about the availability of no-action relief.

BINGHΛM

Direct Phone: 617.951.8247
Direct Fax: 617.428.6343
roger.joseph@bingham.com

September 29, 2008

Via Email and Federal Express

Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-0504
Attention: Robert E. Plaze, Esq., Associate Director

Re: Request for No-Action Assurances

Ladies and Gentlemen:

We are writing on behalf of Legg Mason Partners Institutional Trust, a Maryland business trust (the "Trust"), and its separate series Western Asset Institutional Money Market Fund (the "Fund"). The Trust seeks assurance from the Staff of the Division of Investment Management that it will not recommend enforcement action to the Securities and Exchange Commission under Sections 17(a), 17(d), and 12(d)(3) of the Investment Company Act of 1940, as amended (the "1940 Act"), and the rules thereunder, if the Fund enters into and performs the capital support arrangement described below. As described below, the capital support arrangement would be entered into for the purpose of helping the Fund to maintain a $1.00 per share net asset value under Rule 2a-7 under the 1940 Act.

The Fund is registered with the Commission under the 1940 Act as an open-end management investment company and is a money market fund. The Fund holds notes and other instruments (the "Notes") identified on Schedule A to the Capital Support Agreement described below. The Fund uses the amortized cost method of valuing its portfolio securities as permitted by Rule 2a-7 under the 1940 Act. As of September 26, 2008, approximately 20.8% percent of the Fund's total assets calculated on an amortized cost basis consisted of the Notes. The principal amount of the Notes is approximately $452 million.

The Fund's investment manager and subadviser are affiliates of Legg Mason. The Fund's subadviser has determined that the Notes continue to be "Eligible Securities" as that term is defined in Rule 2a-7. However, in light of recent volatility in the market for money market fund instruments, including the Notes, market conditions could result or have resulted in some or all of the Notes being valued at an amount that is under their amortized cost. The Fund's

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subadviser believes that the Notes continue to present minimal credit risks and has determined that it would not be in the best interests of the Fund or its shareholders to dispose of the Notes at this time in light of the current market environment. In light of these developments, Legg Mason wishes to provide capital support to the Fund to help the Fund maintain a $1.00 per share net asset value using the Amortized Cost Method as defined in and in accordance with Rule 2a-7.

Arrangement. Subject to obtaining the no-action assurances requested in this letter, the Fund, Legg Mason, Inc. and a subsidiary of Legg Mason, Inc. (the "Subsidiary" and, together with Legg Mason, Inc., "Legg Mason") would seek to enter into a capital support agreement (a "Capital Support Agreement") to prevent any losses realized upon the ultimate disposition of the Notes from adversely affecting the Fund's market-based net asset value. The Capital Support Agreement would be for an aggregate amount up to $7 million (the "Maximum Contribution Amount"). The obligation of Legg Mason to make contributions of capital under the Capital Support Agreement ("Capital Contributions") would terminate upon the earliest of: (i) Legg Mason having made Capital Contributions equal to the Maximum Contribution Amount; (ii) the date on which the Fund no longer holds any Notes; or (iii) the expiration date of the Capital Support Agreement (each, a "Termination Event").[1] The Fund will promptly sell any Notes that it holds on the business day immediately prior to the expiration date of the Capital Support Agreement, *provided that* the Fund shall not be required to complete any such sale if the amount the Fund expects to receive on such sale date would not result in a Loss (as defined below) or the payment of a Capital Contribution pursuant to the Capital Support Agreement.

The Fund would have a right to obtain a Capital Contribution under the Capital Support Agreement in any of the following circumstances (each, a "Contribution Event"): (i) any sale of Notes by the Fund for cash in an amount, after deducting any commissions or similar transaction costs, less than the amortized cost value of the Notes (calculated in accordance with Rule 2a-7) sold as of the date of settlement; (ii) receipt of final payment on Notes in an amount less than the amortized cost value of such Notes as of the date such payment is received; (iii) issuance of an order by a court having jurisdiction over the matter discharging the Issuer from liability for the Notes and providing for payments on such Notes in an amount less than the amortized cost value of such Notes as of the

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[1] The obligations of Legg Mason and its Subsidiary under the Capital Support Agreement would be joint and several. Any Capital Contribution under the Capital Support Agreement could be made by either Legg Mason or the Subsidiary in its sole discretion.

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date such payment is received; or (iv) receipt of new securities that are "Eligible Securities" as defined in paragraph (a)(10) of Rule 2a-7, in exchange for or in replacement of Notes if the amortized cost value of such new securities is less than the amortized cost value of the Notes on the date of exchange or replacement.

If a Contribution Event occurs before the Termination Event, Legg Mason would make a Capital Contribution in an amount equal to the lowest of: (i) the loss ("Loss") incurred as a result of such Contribution Event (i.e., the excess of the amortized cost value of the Notes subject to a Contribution Event over the amount received by the Fund in connection with such Contribution Event); (ii) the Maximum Contribution Amount reduced by the amount of any Capital Contribution previously made by Legg Mason to the Fund; or (iii) the amount necessary to increase the aggregate net asset value of the Fund computed using available market quotations (or an appropriate substitute that reflects current market conditions) to an amount equal to $0.9975 per share.

If an event would constitute both a Termination Event and a Contribution Event, then the Termination Event would not be deemed to have occurred until Legg Mason made any Capital Contributions required with respect to that Contribution Event.

The Capital Support Agreement would provide that the Fund must offer Legg Mason an opportunity to purchase Notes in certain circumstances described in the Capital Support Agreement. Any such purchase would be for cash and would be at a purchase price equal to the greater of the amortized cost or the market price of such Notes (in each case, including accrued interest), in accordance with Rule 17a-9 under the 1940 Act, except that the Notes may still remain "Eligible Securities" under Rule 2a-7.

The Subsidiary would establish a segregated account with a bank qualified under Section 17(f) of the 1940 Act to serve as a custodian of the Fund's assets. The segregated account would consist of cash or cash equivalents equal to the Maximum Contribution Amount reduced by the amount of any Capital Contribution previously made by Legg Mason. The assets of the segregated account would be available to the Fund by means of a transfer initiated by the Fund without the requirement of further action or consent by the Subsidiary. The

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Fund will make a withdrawal from the segregated account if Legg Mason fails to make a Capital Contribution when due under the Capital Support Agreement.[2]

Discussion. The arrangement described above may involve joint or affiliated transactions prohibited by Sections 17(a) and/or 17(d) of the 1940 Act, and the rules thereunder. Legg Mason is an "affiliated person of an affiliated person" under Section 2(a)(3) of the 1940 Act because of its affiliation with the Fund's investment manager and subadviser. The undertakings by the Fund for the Capital Support Agreement could be viewed as consideration by the Fund for the Capital Support Agreement. Thus, the overall arrangement could be deemed to involve a sale of security or other property or alternatively as a joint arrangement.

As described above, however, if Legg Mason were to purchase the Notes from the Fund, the Capital Support Agreement would obligate Legg Mason to pay the Fund an amount equal to the greater of the amortized cost or market value of the Notes. Such transactions would not fall within Rule 17a-9 because the Notes remain (as of the date hereof) "Eligible Securities" under Rule 2a-7, and accordingly, the relief requested herein includes these transactions.

It is important to note that the Fund would benefit from the receipt of the Capital Support Agreement. With the Capital Support Agreement, the Fund would potentially avoid asset outflows. Also, the Fund will not pay to obtain the Capital Support Agreement.

Legg Mason's operations include subsidiaries that act as broker-dealers and investment advisers registered with the Commission. As a result, the Capital Support Agreement itself may be subject to Section 12(d)(3) of the 1940 Act, which makes it unlawful for a registered investment company to purchase or otherwise acquire any security issued by or any other interest in the business of

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[2] We note that the Capital Support Agreement may be deemed to be a "security" within the meaning of Section 2(a)(36) of the 1940 Act. The obligations of Legg Mason under the Capital Support Agreement would be fully supported by a corresponding segregated account containing cash or cash equivalents, and the Fund would be able to access the segregated account without any further action or consent by Legg Mason. We further note that the Fund's subadviser, pursuant to delegated authority, has determined pursuant to paragraph (a)(10)(ii) of Rule 2a-7 that the Capital Support Agreement is of comparable quality to securities that are "Eligible Securities" as described in paragraph (a)(10)(i) of Rule 2a-7. Accordingly, if deemed to be a security, the Capital Support Agreement would be an "Eligible Security" for purposes of Rule 2a-7. The Fund's subadviser also has determined, pursuant to delegated authority, that the Capital Support Agreement presents minimal credit risks in accordance with paragraph (c)(3)(i) of Rule 2a-7 under the 1940 Act.

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any person who acts as a broker, dealer, or registered investment adviser. The Fund could not rely upon the exemption provided under Rule 12d3-1 because the exemption does not extend to affiliated persons of the Fund's investment adviser.

The Board has reviewed and approved the Capital Support Agreement, and believes that it is in the best interests of the Fund and its shareholders for Legg Mason to provide the capital support as set forth therein.

Summary. As described above, Legg Mason is a second-tier affiliate of the Fund because of its affiliation with the Fund's investment manager and subadviser. Given this affiliation and because in certain circumstances the Fund would receive Capital Contributions from Legg Mason, the arrangement contemplated by the Capital Support Agreement may involve joint or affiliated transactions prohibited by Sections 17(a) and/or 17(d) of the 1940 Act, and the rules thereunder. In addition, the Capital Support Agreement itself may not be permitted by Section 12(d)(3). The Board and Legg Mason believe it will be in the best interest of the Fund and its shareholders if the Fund enters into and performs the arrangement described herein. On behalf of the Fund and Legg Mason, we hereby request that the Staff of the Division give its assurance that it will not recommend that the Commission take enforcement action against the Fund or Legg Mason if the Fund and Legg Mason enter into the arrangement as described herein.

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The Fund needs to act quickly in this matter, and accordingly we would appreciate hearing from you at your earliest convenience. Please call me at (617) 951-8247, or my partner Lea Anne Copenhefer at (617) 951-8515, if you have any questions or if we can otherwise assist in resolving this matter.

Sincerely yours,

Roger P. Joseph

cc: Dalia Osman Blass, Esq.
        Lea Anne Copenhefer, Esq.

END